Exhibit 5

[LETTERHEAD OF WELLS FARGO & COMPANY LAW DEPARTMENT]

October 28, 2015

Board of Directors

Wells Fargo & Company

420 Montgomery Street

San Francisco, California 94163

Ladies and Gentlemen:

In connection with the proposed registration by Wells Fargo & Company, a Delaware corporation (the “Company”), under the Securities Act of 1933, as amended, of $900,000,000 of deferred compensation obligations (the “Deferred Compensation Obligations”), that may be issued by the Company under the Wells Fargo & Company Deferred Compensation Plan (the “Plan”), which represent general unsecured obligations of the Company to pay certain compensation amounts in the future to participating employees in accordance with the terms of the Plan, I have examined such corporate records and other documents, including the registration statement on Form S-8 to be filed with the Securities and Exchange Commission relating to the Deferred Compensation Obligations (the “Registration Statement”), and have reviewed such matters of law as I have deemed necessary for this opinion. I advise you that in my opinion:

1.	Wells Fargo is a corporation duly organized and existing under the laws of the state of Delaware.

2.	The Deferred Compensation Obligations, when issued pursuant to the terms of the Plan, will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms and the terms of the Plan, except as enforceability (1) may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally, and (2) is subject to general principles of equity, whether applied by a court of law or equity.

I consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Sinead M. Kelly
Sinead M. Kelly
Senior Counsel